SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Radius Health, Inc.

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

None

(CUSIP Number)

Brookside Capital Partners Fund, L.P.

John Hancock Tower

200 Clarendon Street

Boston, Massachusetts 02116

(617) 516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2011

November 18, 2011

December 14, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

13D

CUSIP No. NONE	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Brookside Capital Partners Fund, L.P. EIN No.: 04-3313066
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 1,228,200 (1)
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 1,228,200 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,228,200 shares of Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14.	TYPE OF REPORTING PERSON PN

(1)	The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of the Reporting Person’s shares of Common Stock (as defined below). As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of the Brookside Entities (as defined below) and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any of the Separately Filing Group Members, which are contained in the Schedule 13Ds filed by the Separately Filing Group Members.

The percentage is calculated based upon 21,400,279 shares of Common Stock being deemed issued and outstanding, which consists of: (i) 645,399 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 20,754,880 shares of Common Stock issuable upon conversion of all shares of Preferred Stock outstanding as of December 14, 2011 following completion of the Stage III Closing contemplated by the Purchase Agreement (as defined in this Schedule 13D) as disclosed in the Issuer’s Information Statement on Schedule 14C, filed with the SEC on December 27, 2011, and as disclosed to the Reporting Person by the Issuer separately. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members (as defined below), it would result in an applicable percentage of 65.6%.

Item 1.	Security and Issuer

This Schedule 13D relates to shares of Common Stock, $0.0001 par value per share (the “Common Stock”) of Radius Health Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 201 Broadway, 6th floor, Cambridge, Massachusetts 02139.

Item 2.	Identity and Background

(a)	This Statement is being filed on behalf of Brookside Capital Partners Fund, L.P., a Delaware limited partnership (the “Brookside Fund” or the “Reporting Person”). Brookside Capital Investors, L.P., a Delaware limited partnership (“Brookside Investors”) is the sole general partner of the Brookside Fund. Brookside Capital Management, LLC, a Delaware limited liability company (“Brookside Management”), is the sole general partner of Brookside Investors. The Brookside Fund, Brookside Investors and Brookside Management are collectively referred to herein as the “Brookside Entities”.

(b)	The principal business address of each of the Brookside Entities is c/o Brookside Capital, LLC, John Hancock Tower, 200 Clarendon Street, Boston, MA, 02199

(c)	Each of the Brookside Entities is principally engaged in the business of investment in securities.

(d)	None of the Brookside Entities, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Brookside Entities has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Brookside Entities is organized under the laws of the State of Delaware.

The Brookside Entities may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Brookside Entities and the other persons referred to on Schedule A attached to this Schedule 13D (the “Separately Filing Group Members”). It is the understanding of the Reporting Person that the Separately Filing Group Members have filed or are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Act. Schedule A attached to this Schedule 13D sets forth certain information concerning the Separately Filing Group Members, which information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to an Agreement and Plan of Merger dated April 25, 2011 (the “Merger Agreement”), by and among the Issuer (under its former name of MPM Acquisition Corp.), RHI Merger Corp., a Delaware corporation and wholly owned subsidiary of the Company (“MergerCo”), and Radius Health, Inc., a Delaware corporation (the “Former Operating Company”), MergerCo merged with and into the Former Operating Company, with the Former Operating Company remaining as the surviving entity and a wholly-owned operating subsidiary of the Issuer. This transaction is referred to as the “Merger.” The Merger was effective as of May 17, 2011, upon the filing of a certificate of merger with the Delaware

Secretary of State. At the effective time of the Merger (the “Effective Time”), the legal existence of MergerCo ceased and all of the shares of the Former Operating Company’s common stock, par value $.01 per share (the “Former Operating Company Common Stock”), and shares of the Former Operating Company’s preferred stock, par value $.01 per share (the “Former Operating Company Preferred Stock”), that were outstanding immediately prior to the Merger were cancelled and each outstanding share of Former Operating Company Common Stock outstanding immediately prior to the Effective Time was automatically converted into the right to receive one share of the Issuer’s Common Stock, par value $.0001 per share (the “Common Stock”) and each outstanding share of Former Operating Company Preferred Stock outstanding immediately prior to the Effective Time was automatically converted into the right to receive one-tenth of one share of the Issuer’s Preferred Stock, par value $.0001 per share (the “Preferred Stock”) as consideration for the Merger. Each share of the Preferred Stock is convertible into ten (10) shares of the Common Stock.

Following the Merger on May 17, 2011, the Issuer’s Board of Directors approved a transaction pursuant to which the Former Operating Company merged with and into the Issuer, leaving the Issuer as the surviving corporation (the “Short-Form Merger”). In connection with the Short-Form Merger, the Issuer relinquished its corporate name and assumed in its place the name “Radius Health, Inc.” The Short-Form Merger and name change became effective on May 17, 2011, upon the filing of a Certificate of Ownership and Merger with the Delaware Secretary of State.

On November 18, 2011, pursuant to the terms of that certain Series A-1 Convertible Preferred Stock Purchase Agreement (as amended, the “Stock Purchase Agreement”), dated as of April 25, 2011, among the Issuer and the investors referenced therein (the “Investors”), the Issuer issued an aggregate of 263,178 shares (the “Stage II Series A-1 Shares”) of its Series A-1 Convertible Preferred Stock, par value $.0001 per share (the “Series A-1 Stock”), to the Investors. Such shares were issued in connection with the consummation of the Stage II Closing contemplated by the Stock Purchase Agreement at a purchase price of $81.42 per share resulting in aggregate proceeds to the Issuer of $21,427,952. On December 14, 2011, pursuant to the terms of the Stock Purchase Agreement, the Issuer issued an aggregate of 263,180 shares (the “Stage III Series A-1 Shares” and together with the Stage II Series A-1 Shares, the “Series A-1 Shares”) of its Series A-1 Stock, to the Investors. Such shares were issued in connection with the consummation of the Stage III Closing contemplated by the Stock Purchase Agreement at a purchase price of $81.42 per share resulting in aggregate proceeds to the Issuer of $21,428,115.

On May 17, 2011, the Reporting Persons purchased 40,940 Series A-1 Shares of the Issuer for an aggregate price of $3,333,334.80. On November 18, 2011, the Reporting Persons purchased 40,940 Series A-1 Shares of the Issuer for an aggregate price of $3,333,334.80. On December 14, 2011, the Reporting Persons purchased 40,940 Series A-1 Shares of the Issuer for an aggregate price of $3,333,334.80 (the “Stage III Closing” and together with the purchases on May 17, 2011 and November 18, 2011, the “Preferred Stock Purchases”). The source of funds for such purchases was the working capital of the Brookside Fund.

Following the Merger, the Short-Form Merger and the Preferred Stock Purchases, and assuming the conversion of all issued and outstanding shares of preferred stock of the Issuer (the “Preferred Stock”), the Brookside Fund would own 1,228,200 shares of Common Stock (the “Brookside Capital Shares”), which includes 1,228,200 shares of Common Stock issuable to the Brookside Fund upon the conversion of 122,820 Series A-1 Shares.

Item 4.	Purpose of Transaction

The Brookside Fund acquired the Brookside Capital Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Person may dispose of or acquire additional shares of the Issuer in compliance with applicable law. A resale registration statement was filed by the Issuer with respect to the Brookside Capital Shares on June 23, 2011 and declared effective by the Securities and Exchange Commission on November 10, 2011. If the Brookside Fund or any of the other selling stockholders named in the registration statement elect to sell any Common Stock pursuant to the registration statement, such selling stockholder is required to sell the Common Stock (including shares of Common Stock issued upon conversion of Preferred Stock) at a fixed price of $8.142 per share until such time as such securities are traded on a national securities exchange, including Nasdaq. At and after such time that such securities are eligible for trading in such a manner, the Brookside Fund and the other selling stockholders named in the registration statement may sell such securities at the prevailing market price or at a privately negotiated price.

Except as set forth above, the Reporting Person does not have any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Company

(a)	Assuming the conversion of the Preferred Stock, the Brookside Fund is the record owner of the Brookside Capital Shares. As the sole general partner of Brookside Fund, Brookside Investors may also be deemed to own beneficially the Brookside Capital Shares. As the sole general partner of Brookside Investors, Brookside Capital Management, LLC may also be deemed to own beneficially the Brookside Capital Shares. To the best knowledge of each of the Brookside Entities, no director or executive officer of the Brookside Entities owns any shares of the Common Stock or Preferred Stock.

Percent of Class: See Line 13 of the cover sheet and the footnotes thereto. The percentage set forth on the cover sheet for the Reporting Person are calculated based upon 21,400,279 shares of Common Stock being deemed issued and outstanding, which consists of: (i) 645,399 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 20,754,880 shares of Common Stock issuable upon conversion of all shares of Preferred Stock as of December 14, 2011 following completion of the Stage III Closing contemplated by the Stock Purchase Agreement (as defined in this Schedule 13D) as disclosed in the Issuer’s Information Statement on Schedule 14C, filed with the SEC on December 27, 2011, and as disclosed to the Reporting Person by the Issuer separately.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Line 7 of cover sheet.

(ii)	shared power to vote or to direct the vote:

See Line 8 of cover sheet.

(iii)	sole power to dispose or to direct the disposition:

See Line 9 of cover sheet.

(iv)	shared power to dispose or to direct the disposition:

See Line 10 of cover sheet.

Schedule A attached to this Schedule 13D sets forth, as of the date hereof, for each of the Separately Filing Group Members, the number of shares owned on an as-converted basis and the percentage of shares as calculated (a) based upon 21,400,279 shares of Common Stock being deemed issued and outstanding, which consists of: (i) 645,399 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 20,754,880 shares of Common Stock issuable upon conversion of all shares of Preferred Stock as of December 14, 2011 following completion of the Stage III Closing contemplated by the Stock Purchase Agreement as disclosed in the Issuer’s Information Statement on Schedule 14C, filed with the SEC on December 27, 2011 and as disclosed to the Reporting Person by the Issuer separately, and (b) in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act. All information with respect to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members or on information provided separately to the Reporting Person by the Issuer.

(c)	Except as set forth in Item 3 above, the Reporting Person has not effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Brookside Capital Shares beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Brookside Fund is a party to the Amended and Restated Stockholders’ Agreement dated May 17, 2011, as amended by Amendment No. 1, dated as of November 7, 2011, Amendment No. 2, dated as of November 7, 2011, and Amendment No. 3 dated as of December 15, 2011, by and among the Issuer and the stockholders party thereto, which is attached as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 15, 2011 and incorporated by reference herein.

To the best knowledge of each of the Brookside Entities, no executive officers or directors of the Brookside Entities is a party to any other contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer (including shares of Common Stock), finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description

1	Agreement and Plan of Merger, dated April 25, 2011*

2	Amended and Restated Stockholders’ Agreement dated May 17, 2011, as amended by Amendment No. 1, dated as of November 7, 2011, Amendment No. 2, dated as of November 7, 2011, and Amendment No. 3 dated as of December 15, 2011, by and among the Issuer and the stockholders party thereto**

*	Incorporated by reference from the Issuer’s Current Report on Form 8-K dated April 25, 2011 and filed with the Securities and Exchange Commission on April 29, 2011.
**	Incorporated by reference from the Issuer’s Current Report on Form 8-K dated December 9, 2011 and filed with the Securities and Exchange Commission on December 15, 2011.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2012

BROOKSIDE CAPITAL PARTNERS FUND, L.P.

By:	BROOKSIDE CAPITAL INVESTORS, L.P.,
Its general partner

By:	BROOKSIDE CAPITAL MANAGEMENT, LLC
Its general partner

By:	/s/ William E. Pappendick IV
Name:	William E. Pappendick IV
Title:	Managing Director

Schedule A

Certain Information Regarding the Separately Filing Group Members(1)

Separately Filing Group Member(2)	Outstanding Shares (as converted)	Voting % of Outstanding Shares	Beneficial Ownership
MPM Bioventures III, L.P.	302,750	1.4%	31.9%
MPM Bioventures III-QP, L.P.	4,502,870	21.0%	87.5%
MPM Bioventures III GMBH & Co. Beteiligungs KG	380,540	1.8%	37.1%
MPM Bioventures III Parallel Fund, L.P.	135,960	0.6%	17.4%
MPM Asset Management Investors 2003 BVIII LLC	87,160	0.4%	11.9%
MPM Bio IV NVS Strategic Fund, L.P.	2,987,790	14.0%	82.2%
The Wellcome Trust Limited, as Trustee of the Wellcome Trust	2,868,910	13.4%	81.6%
HealthCare Ventures VII, L.P.	2,292,053	10.7%	80.3%
OBP IV — Holdings LLC	1,837,693	8.6%	74.5%
mRNA II — Holdings LLC	18,411	0.1%	2.8%
Nordic Bioscience Clinical Development VII A/A	64,430	0.3%	9.1%
BB Biotech Growth N.V.	1,228,200	5.7%	65.6%
Ipsen Pharma SAS	173,260	0.8%	21.2%
All other holders of common stock and preferred stock	2,276,818	10.6%	96.2%

[1]

All references to the number of shares outstanding are based upon 21,400,279 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 645,399 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 20,754,880 shares of Common Stock issuable upon conversion of all shares of Preferred Stock outstanding as of as of December 14, 2011 following completion of the Stage III Closing contemplated by the Stock Purchase Agreement as disclosed in the Issuer’s Information Statement on Schedule 14C, filed with the SEC on December 27, 2011, and as disclosed to the Reporting Person by the Issuer separately. Because each stockholder of the Issuer is a party to certain agreements with the other stockholders of the Issuer, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock, each stockholder of the Issuer may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D). Shares listed as beneficially owned in this table exclude shares held by any Reporting Person or by any of the other Separately Filing Group Members.

[2]

See the Schedule 13D filed, or that the Reporting Person anticipates will be filed, separately by each Separately Filing Group Member, which includes, or will include, information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.